Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Charles Lee, Esq.

RE:	NorthWestern Corporation Registration Statement on Form S-3 filed on July 25, 2012
(Registration No. 333-182837) )

Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, NorthWestern Corporation d/b/a NorthWestern Energy (NYSE: NWE) (the “Company”) respectfully requests that the Company’s Registration Statement on Form S-3 (Registration No. 333-182837), together with all exhibits, be withdrawn and that the Securities and Exchange Commission (the “Commission”) consent to such withdrawal.
The Company is a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933 and intended that the Registration Statement become automatically effective upon filing pursuant to Rule 462(e); however, the Registration Statement was not filed with the proper EDGAR codes to identify it as an automatic shelf registration statement. Accordingly, the Company is requesting the withdrawal of the Registration Statement with the intent of filing a properly-coded automatic shelf registration statement immediately following the filing of this withdrawal request. The Company confirms that no securities have been sold pursuant to the Registration Statement.
The Company also requests, in accordance with Rule 457(p) under the Securities Act of 1933, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
We would be grateful if you would please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement at your earliest convenience. The Company’s facsimile number is (605) 978-2919.
Thank you for your assistance in this request. If you have any questions or require any further information, please contact Timothy P. Olson, Corporate Secretary of NorthWestern Corporation, at (605) 978-2924.

Very truly yours
NORTHWESTERN CORPORATION

/s/ Timothy P. Olson

Timothy P. Olson
Corporate Secretary